SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bergio International, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

84080407

(CUSIP Number)

February 25, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84080407	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maple Leaf Capital Management LLC, 52-2104785
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 176,595,750 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 176,595,750 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,595,750 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the number of shares beneficially owned includes shares of Common Stock to be issued upon conversion or exercise of certain preferred stock, promissory notes, and warrant, subject to beneficial ownership limitations (as defined below).

CUSIP No. 84080407	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trillium Partners LP, 52-2104789
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 176,595,750 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 176,595,750 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,595,750 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the number of shares beneficially owned includes shares of Common Stock to be issued upon conversion or exercise of certain preferred stock, promissory notes, and warrant, subject to beneficial ownership limitations (as defined below).

CUSIP No. 84080407	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Hicks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 176,595,750 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 176,595,750 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,595,750 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4, the number of shares beneficially owned includes shares of Common Stock to be issued upon conversion or exercise of certain preferred stock, promissory notes, and warrant, subject to beneficial ownership limitations (as defined below).

CUSIP No. 84080407	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Bergio International, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 12 Daniel Road E., Fairfield NJ 07004

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)	Trillium Partners LP, a Delaware limited partnership (“Trillium”); and

(iii)	Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 2338 Immokalee Road, Naples, FL 34110

Item 2(c). Citizenship:

Trillium is a limited partnership organized under the law of Delaware. Maple Leaf is a limited liability company organized under the laws of Delaware. Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.00001 par value per share (the “Common Stock”)

Item 2(e). CUSIP Number:

84080407

CUSIP No. 84080407	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 2,003,243,481 shares of Common Stock issued and outstanding as of February 23, 2022.

As of February 25, 2022, Trillium is the beneficial owner of 176,595,750 shares of Common Stock (the “Shares”). In addition, Trillium holds Issuer’s convertible notes in the aggregate principal amount of $525,700 (the “Notes”), 240 shares of Issuer’s Series D Preferred Stock (“Preferred Stock”), and a warrant exercisable into 20,833,333 shares of Common Stock (“Warrant”). The Notes, Preferred Stock and Warrant may not be converted, or exercised, into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 84080407	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 84080407	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2022	TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
Name:	Stephen M. Hicks
Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks